UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Invesco Van Kampen Trust for Investment Grade New York Municipals

(Name of Issuer)

Variable Rate Muni Term Preferred Shares

(Title of Class of Securities)

46131T507

(CUSIP Number)

RBC Municipal Products, Inc.

c/o John Penn, Esq.

3 World Financial Center 200 Vesey Street

New York, New York 10281

(212) 858-7116

August 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

CUSIP No. 46131T507

1.	Names of Reporting Persons. Royal Bank of Canada
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 904
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 904
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 46131T507

1.	Names of Reporting Persons. RBC Municipal Products, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 904
	9.	Sole Dispositive Power 904
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated May 15, 2012 and filed with the SEC on May 25, 2012 (the “Original Schedule 13D”), for Royal Bank of Canada and RBC Municipal Products, Inc. (collectively, the “Reporting Persons”) with respect to the variable rate muni term preferred shares (“VMTP”) of Invesco Van Kampen Trust for Investment Grade New York Municipals (the “Issuer”). This Amendment is being filed as a result of the merger of Invesco New York Quality Municipal Securities (“IQN”) on August 27, 2012 into the Issuer (the “Merger”) pursuant to which the Reporting Persons exchanged their 136 variable rate muni term preferred shares of IQN for an equal number of VMTP.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following after the second sentence of the first paragraph:

“In connection with the Merger of IQN into the Issuer, the Reporting Persons exchanged their 136 variable rate muni term preferred shares of IQN for an equal number of VMTP. MPI deposited such newly acquired 136 shares of VMTP into the TOB on August 27, 2012.”

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following after the first paragraph:

“On August 27, 2012 MPI exchanged its 136 variable rate muni term preferred shares of IQN for an equal number of VMTP in connection with the Merger. In connection with such exchange, the Purchase Agreement was amended by Amendment to Variable Rate Muni Term Preferred Purchase Agreement, dated as of August 27, 2012 between the Issuer and RBCCM.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) – (b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

(c) The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference.

(d) The TOB has the right to receive dividends from, or the proceeds from the sale of, the VMTP. MPI retains the power to dispose of or direct the disposition of the VMTP while in the TOB.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following after the first paragraph:

“The voting and consent rights on the 136 shares of VMTP conveyed to the Voting Trust in connection with the Merger will be treated in the same manner as previously described in this Item 6.”

Item 7. Material to be Filed as Exhibits

Exhibit	Description of Exhibit

Exhibit 99.1 of Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“99.1	Joint Filing Agreement”

Item 7 of the Original Schedule 13D is supplemented by adding the following at the end thereof:

“99.7	Amendment to Variable Rate Muni Term Preferred Purchase Agreement”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2012	By:	ROYAL BANK OF CANADA

		By:	/s/ Tom Smee
		Name:	Tom Smee
		Title:	Senior Vice President

		By:	/s/ Peggy Dowdall-Logie
		Name:	Peggy Dowdall-Logie
		Title:	Senior Vice President

	By:	RBC MUNICIPAL PRODUCTS, INC.

		By:	/s/ Andrew B. Sanford
		Name:	Andrew B. Sanford
		Title:	President